Exhibit 2.3

PROXY

The undersigned, Mr. Sun, Xin, a citizen and resident of Harbin, Heilongjiang Province, People’s Republic of China, hereby appoints Mr. Thomas Bontems, a citizen and resident of Phoenix, Arizona, United States of America, as proxy for the undersigned, subject to the terms and conditions hereof, with full power of substitution, to represent the undersigned and to vote all shares of Common Stock and Preferred Stock (together being the “Securities”) of Universal Fog, Inc., a Delaware corporation (“Universal Fog”), that the undersigned is entitled to vote at any special or annual meeting that may be called, such power to vote the Securities to be unlimited and to be exercisable in Mr. Bontems’ sole discretion, until the termination of this Proxy.

This Proxy shall terminate upon the closing of the share exchange agreement between Universal Fog and Harbin Humankind Biology Technology Co. Limited and its affiliates.

Mr. Bontems hereby agrees to vote in favor of the share exchange agreement with Harbin Humankind Biology Technology Co. Limited and its affiliates, if a vote of shareholders is in fact required.  He further agrees to take all actions that may be necessary or advisable in his capacity as a Proxy holder to insure that the said share exchange agreement is consummated.

The parties agree that this proxy is coupled with an interest.

Dated as of September 10, 2007

SUN, XIN

/s/ Sun, Xin
(In His Individual Capacity)